EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Tel: (604) 687-4622  Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders of Emgold Mining Corporation (the "Company") will be held at 1400 – 570 Granville Street, Vancouver, British Columbia, on Friday, September 18, 2009, at the hour of 1:30 P.M., Pacific Standard Time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2008.

2.

To fix the number of directors at five (5).

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditors.

6.

To ratify the Company's stock option plan.

7.

To consider and, if thought fit, pass a special resolution approving the consolidation of the Company's common shares.

8.

To consider and, if thought fit, approve a potential change of control of the Company.

9.

To consider and, if thought fit, pass a special resolution amending the conversion ratio for the series A first preference shares.

10.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this Notice.

DATED this 4th day of August, 2009.

BY ORDER OF THE BOARD

 "David G. Watkinson"
David G. Watkinson
President & COO